Supplement dated January 12, 2006

To PROSPECTUS SUPPLEMENT dated November 28, 2005
(To Prospectus dated September 26, 2005)

$1,648,805,400
(Approximate)

HarborView Mortgage Loan Trust 2005-16
Mortgage Loan Pass-Through Certificates, Series 2005-16

Greenwich Capital Acceptance, Inc.

Depositor

Greenwich Capital Financial Products, Inc.

Sponsor and Seller

Countrywide Home Loans Servicing LP

Servicer

The prospectus supplement dated November 28, 2005 (the “prospectus supplement”) to the prospectus dated September 26, 2005 with respect to the above captioned series is hereby amended as follows.  These amendments relate to the terms of the Class X-3 Certificates.

Capitalized terms used but not defined in this supplement have the meanings given to them in the prospectus supplement.

1.

On page S-7, the following paragraph is added after the first paragraph under the heading “Summary of Terms—Interest Payments on the Certificates—General”:

In addition, to the extent that the Class X-3 Certificates experience shortfalls in interest payments due to prepayments of group 3 mortgage loans, the Class X-3 Certificates will be entitled to receive certain amounts in respect of such shortfalls from the group 3 prepayment account.  The group 3 prepayment account will be funded by prepayment penalty payments received on the group 3 mortgage loans, as described in this prospectus supplement.

2.

On page S-13, the third paragraph under the heading “Summary of Terms—Ratings” is amended by adding a new clause (4) to the end of that paragraph:

or (4) whether any amounts will be paid to the Class X-3 Certificates from the group 3 prepayment account.

January 12, 2006

3.

On page S-20, the following new sentence is added at the end of the paragraph under “Risk Factors—Changes in mortgage indices may reduce the yields on the Class X-1, Class X-2, Class X-3, Class X-4 and Class X-B Certificates”:

The effect of prepayments on the yield of the Class X-3 Certificates will be less than on the other classes described above because the Class X-3 Certificates will be entitled to receive certain amounts in respect of interest shortfalls caused by prepayments of group 3 mortgage loans, as described under “Description of the Certificates—Interest—Group 3 Prepayment Account” in this prospectus supplement.

4.

On page S-20, the following paragraph is added after the fourth full paragraph (which appears as the first full paragraph on page S-21) in the risk factor “Risk Factors—Prepayments will affect the yields on the Class X-1, Class X-2, Class X-3, Class X-4 and Class X-B Certificates”:

To the extent that the Class X-3 Certificates experience shortfalls in interest payments due to prepayments of group 3 mortgage loans, the Class X-3 Certificates will be entitled to receive certain amounts in respect of those shortfalls from the group 3 prepayment account.  The group 3 prepayment account will be funded by prepayment penalty payments received on the group 3 mortgage loans, as described under “Description of the Certificates—Interest—Group 3 Prepayment Account” in this prospectus supplement.

5.

On page S-29, the last sentence of the paragraph under “The Mortgage Loan Groups—General—Prepayment Penalty Payments” is deleted in its entirety and replaced with the following two sentences:

Any prepayment penalty payments received on the group 1, group 2 and group 4 mortgage loans will be retained by the servicer and will be unavailable for distribution to holders of the certificates.  Any prepayment penalty payments received by the servicer from collections on the group 3 mortgage loans will be deposited into the Group 3 Prepayment Account (as defined under “Description of the Certificates—Interest—Group 3 Prepayment Account”).

6.

On page S-82, the following description of investment of funds in the Group 3 Prepayment Account is added at the end of the table under “Servicing and Administration of the Trust Fund—Trust Accounts”:

Group 3 Prepayment Account	Trustee

Amounts on deposit in the Group 3 Prepayment Account shall not be invested and shall not be held in an interest-bearing account; therefore, the Group 3 Prepayment Account will not produce any investment income and no investment income will be available for retention or distribution.

7.

On page S-98, under “Description of the Certificates—Priority of Distributions on the Certificates,” the following new paragraph is added immediately prior to the heading “Description of the Certificates—Interest”:

In addition, on each distribution date, following the application of Available Funds as described above, the lesser of (1) any Class X-3 Amortization Shortfall (as defined below) for such distribution date and (2) the amount on deposit in the Group 3 Prepayment Account for such distribution date will be paid to the Class X-3 Certificates, as described under “Description of the Certificates—Interest—Group 3 Prepayment Account” below.

8.

Under “Description of the Certificates—Interest,” the following paragraphs are added after the third full paragraph on page S-108:

Group 3 Prepayment Account.  Pursuant to the terms of the pooling agreement, the trustee will establish an account for the benefit of the Class X-3 Certificates (the “Group 3 Prepayment Account”).  On each servicer remittance date on which any group 3 prepayment penalty payments are deposited in the distribution account by the servicer, the trustee will immediately withdraw such amounts from the distribution account and deposit such group 3 prepayment penalty payments into the Group 3 Prepayment Account.

On each distribution date, the trustee will pay from the Group 3 Prepayment Account to the Class X-3 Certificates an amount equal to the lesser of (1) the Class X-3 Amortization Shortfall and (2) the amount on deposit in the Group 3 Prepayment Account for such distribution date.  The “Class X-3 Amortization Shortfall” for any distribution date will be equal to the sum of (i) the excess, if any, of (a) the product of (I) the quotient of the pass-through rate for the Class X-3 Certificates for such distribution date divided by 12 multiplied by (II) the class notional amount of the Class X-3 Certificates as of the closing date over (b) the Monthly Interest Distributable Amount for the Class X-3 Certificates for such distribution date, (ii) any amount described in clause (i) remaining unpaid from prior distribution dates, and (iii) interest on the amount described in clause (ii) at the pass-through rate for the Class X-3 Certificates.

Upon the termination of the trust fund, any funds remaining in the Group 3 Prepayment Account will be distributed to the Class X-3 Certificates.

9.

On page S-117, the following new bullet point is inserted after the fourth bullet point in the first paragraph under the heading “Description of the Certificates—Reports to Certificateholders”:

•

(1) the amount of any payment to the Class X-3 certificates from the Group 3 Prepayment Account and (2) the amount remaining on deposit in the Group 3 Prepayment Account, if any, after payment on such distribution date of the amount described in clause (1);

10.

On page S-119, the third sentence of the second paragraph under “Yield, Prepayment and Maturity Considerations—Prepayment Considerations and Risks” is deleted and replaced with the following sentences:

Any prepayment penalty payments received on the group 1, group 2 and group 4 mortgage loans will be retained by the servicer and will be unavailable for distribution to holders of the certificates.  Any prepayment penalty payments received by the servicer from collections on the group 3 mortgage loans will be deposited into the Group 3 Prepayment Account.

11.

The following paragraph is added after the first full paragraph on page S-132 under “Yield, Prepayment and Maturity Considerations—Yield Considerations with Respect to the Class X-1, Class X-2, Class X-3, Class X-4 and Class X-B Certificates:”

To the extent that prepayment penalties are collected by the servicer on group 3 mortgage loans during a collection period, holders of the Class X-3 Certificates may receive on the related distribution date or on future distribution dates payments from the Group 3 Prepayment Account to the extent of any Class X-3 Amortization Shortfalls.  These payments from the Group 3 Prepayment Account in respect of Class X-3 Amortization Shortfalls may mitigate, to a limited extent, the adverse yield effect of early prepayments.  However, receipt of any such payments in respect of Class X-3 Amortization Shortfalls by holders of the Class X-3 Certificates is highly uncertain.  As described in this prospectus supplement, there can be no assurance that when a mortgage loan is prepaid any applicable prepayment penalty will actually be collected, and there can be no assurance that on any distribution date there will be any outstanding Class X-3 Amortization Shortfall amounts in respect of the Class X-3 Certificates.

12.

The following is added after the first sentence of the last paragraph on page S-132:

In addition, the sensitivity table for the Class X-3 Certificates is based on the assumptions that (i) no prepayment penalty with respect to any group 3 mortgage loan is waived by the related servicer or is unenforceable, (ii) no prepayment penalty on a group 3 mortgage loan is waived or is unenforceable, and any prepayment penalty owed with respect to each group 3 mortgage loan that is prepaid in full or in part is paid by the related borrower when due, and (iii) the prepayment penalty with respect to each group 3 mortgage loan is equal to six months’ interest on any amounts prepaid during any twelve-month period in excess of 20% of the original principal balance of the related mortgage loan.

13.

The third table on page S-133 under “Yield, Prepayment and Maturity Considerations—Yield Considerations with Respect to the Class X-1, Class X-2, Class X-3, Class X-4 and Class X-B Certificates” is deleted and replaced with the following table:

Pre-Tax Yield to Maturity of the Class X-3 Certificates at an Assumed Purchase Price of 3.56250% of the Class X-3 Certificates Notional Amount Plus Accrued Interest from the Cut-Off Date
CPR
15%	20%	25%	30%	40%
30.2%	24.8%	19.2%	13.4%	1.3%

The yields set forth in the table above are based on an assumed rate of collection of prepayment penalties in respect of prepaid mortgage loans of 100%.  There can be no assurance as to whether, when a mortgage loan is prepaid in full or in part, any applicable prepayment penalty will actually be collected from the borrower.  If the rate of collection of prepayment penalty amounts on prepaid mortgage loans is less than the rate assumed, the actual yield to holders of Class X-3 Certificates will be lower (at any particular prepayment speed) than the yields set forth above.

14.

In the first sentence of the first paragraph following the tables on page S-133 under “Yield, Prepayment and Maturity Considerations—Yield Considerations with Respect to the Class X-1, Class X-2, Class X-3, Class X-4 and Class X-B Certificates,” (1) the assumed purchase price (including accrued interest) for the Class X-3 Certificates is changed to approximately $27,301,910, and (2) the assumed prepayment rate at which the pre-tax yield of the Class X-3 Certificates would be equal to approximately 0% is changed to approximately 41% CPR.

15.

On page S-141, under the heading “Ratings,” the following sentence is added at the end of the second paragraph appearing on that page:

In addition, the ratings do not address whether any amounts will be paid to the Class X-3 Certificates from the Group 3 Prepayment Account in respect of Class X-3 Amortization Shortfalls.